UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

H&R Block Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
093671105
(CUSIP Number)
12/31/2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)

(Page 1 of 7)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093671105	SCHEDULE 13G/A	Page 2 of 7 Pages

1	Names of Reporting Persons Jupiter Asset Management Ltd
2	Check the appropriate box if a member of a Group (see instructions)	(a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,060,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,060,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,060,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 0.68%
12	Type of Reporting Person (See Instructions) OO, FI

CUSIP No. 093671105	SCHEDULE 13G/A	Page 3 of 7 Pages

Item 1(a).	Name of Issuer:

H&R Block Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One H&R Block Way Kansas City Missouri 64105

Item 2(a).	Name of Person Filing:

Jupiter Asset Management Ltd

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Jupiter Asset Management Ltd The Zig Zag Building,
70 Victoria Street,
London SW1E 6SQ

Item 2(c).	Citizenship:

England and Wales

Item 2(d).	Title and Class of Securities:

Common Stock, without par value

Item 2(e).	CUSIP NUMBER:

093671105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 093671105	SCHEDULE 13G/A	Page 4 of 7 Pages

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership:

Jupiter Asset Management Ltd

	(a)	Amount Beneficially Owned:

1,060,000 shares of Common Stock

	(b)	Percent of Class: 0.68% The percentages set forth in this Item 4 and in the rest of this Schedule 13G/A are based upon a total of 155,468,155 shares of Common Stock outstanding as of October 31, 2022 as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:
0

		(ii)	Shared power to vote or to direct the vote:

1,060,000 shares of Common Stock

		(iii)	Sole power to dispose or to direct the disposition of:

0

		(iv)	Shared power to dispose or to direct the disposition of:

1,060,000 shares of Common Stock

Jupiter Asset Management Ltd provides investment advisory and management services and has acquired the securities of the issuer solely for investment purposes on behalf of client accounts over which it has investment discretion. The securities of the Issuer are held in such accounts for the economic benefit of the beneficiaries of those accounts. This statement should not be construed as an admission that Jupiter Asset Management Ltd is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, a beneficial owner of any securities covered by this statement.

CUSIP No. 093671105	SCHEDULE 13G/A	Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person:

See Item 4.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

N/A

Item 8.	Identification and classification of members of the group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certifications:

The Reporting Person hereby makes the following certification:

CUSIP No. 093671105	SCHEDULE 13G/A	Page 6 of 7 Pages

By signing below the Reporting Person certifies that, to the best of her or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 093671105	SCHEDULE 13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2023

JUPITER ASSET MANAGEMENT LTD

/s/ Katie Carter
Name: Katie Carter
Title: Head of Compliance